SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

[  ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934

             For the Transition period from __________ to __________


                          Commission file number 0-994


                          NORTHWEST NATURAL GAS COMPANY
                            RETIREMENT K SAVINGS PLAN
                          ------------------------------
                              (Full Title of Plan)


                          NORTHWEST NATURAL GAS COMPANY
                             220 N. W. Second Avenue
                             Portland, Oregon 97209
                          -----------------------------
             (Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office)


ITEM 4.           FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----

     Financial Statements

         Report of Independent Accountants                                   1

         Statement of Net Assets Available for Benefits,
            December 31, 1997 and 1996                                       2

         Statement of Changes in Net Assets Available for
           Benefits, Years Ended December 31, 1997 and 1996                  3

         Notes to Financial Statements, Years Ended
           December 31, 1997 and 1996                                        4

         Supplemental Information Required by ERISA,
           Year Ended December 31, 1997

               Schedule 1 - Schedule of Assets Held
                 for Investment Purposes                                     9

               Schedule 2 - Schedule of Reportable Transactions             10


                  All other schedules have been omitted because the information required is included in the financial statements or the notes thereto or the requirements for submission of the schedules are not present.

SIGNATURE                                                                   11

EXHIBIT

          23     Consent of Independent Accountants


NORTHWEST NATURAL GAS
COMPANY RETIREMENT K
SAVINGS PLAN
FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
DECEMBER 31, 1997 AND 1996

   Price Waterhouse LLP     121 S.W. Morrison Street      Telephone 503 224 9040
                            Suite 1800                    Facsimile 503 223 9081
                            Portland, Oregon  97204
================================================================================
Price Waterhouse



                        REPORT OF INDEPENDENT ACCOUNTANTS

May 1, 1998

To the Participants and Administrator of the Northwest Natural Gas Company
Retirement K Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Northwest Natural Gas Company Retirement K Savings Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and in Note 8 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PRICE WATERHOUSE LLP




NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
FOR DECEMBER 31, 1997 AND 1996
================================================================================


                                                      1997              1996
Investments - at fair value:                          ----              ----
   Columbia Trust Company Collective Investment
     Plan and Trust:
      Cash Investment Fund                        $    40,068       $    10,934
      Fixed Income Investment Fund                    629,066           445,822
      Balanced Investment Fund                     14,638,317        11,701,970
      Bank and Government Investment Fund           3,509,759         2,926,042
      Common Stock Investment Fund                 21,842,937        16,313,347
   Columbia Special Fund                            7,114,101         5,911,756
   Northwest Natural Gas Company Common Stock      13,878,400         9,172,895
   Participant loans                                  452,510           343,679
                                                  -----------       -----------
Net assets available for benefits                 $62,105,158       $46,826,445
                                                  ===========       ===========



         The accompanying notes are an integral part of this statement.


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR YEAR ENDED DECEMBER 31, 1997 AND 1996
================================================================================

                                                           1997          1996
                                                           ----          ----
Additions:
   Investment income                                  $  1,196,798   $ 1,505,686
   Net appreciation (depreciation) in fair value
     of investments (Note 7)                            10,022,985     4,435,568
                                                      ------------   -----------
      Net investment income (Note 8)                    11,219,783     5,941,254
                                                      ------------   -----------

Contributions:
   Elective and rollovers (Note 8)                       4,958,649     4,713,368
   Employer (Note 8)                                     1,034,538       920,583
                                                       -----------  ------------
      Total contributions                                5,993,187     5,633,951
                                                       -----------  ------------
      Total additions                                   17,212,970    11,575,205
                                                       -----------  ------------

Deductions:
   Withdrawals (Note 8)                                 (1,642,952)  (2,089,243)
   Trustee fees and expenses                              (291,305)    (246,076)
                                                       -----------  -----------
      Total deductions                                  (1,934,257)  (2,335,319)
                                                       -----------  -----------

Net increase in net assets available for benefits       15,278,713    9,239,886

Net assets available for benefits, beginning of year    46,826,445   37,586,559
                                                       -----------  -----------
Net assets available for benefits, end of year         $62,105,158  $46,826,445
                                                       ===========  ===========







         The accompanying notes are an integral part of this statement.


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997 AND 1996
================================================================================

1.   DESCRIPTION OF PLAN

     The following description of the Northwest Natural Gas Company Retirement K Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering substantially all employees who have completed 90 days of service with at least 250 hours credited or have 1,000 hours of service credited in their initial employment year or any plan year of service. At December 31, 1997, the Plan had 1,269 participants of which 1,155 were active.

     CONTRIBUTIONS AND WITHDRAWALS
     Under the Plan, participants may elect to contribute, subject to Internal Revenue Code limitations, up to 15% of gross pay to the Plan through salary deferral. The Company contributes 50% of the first 4% contributed by each employee. The maximum match is 2% of gross pay. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company.

     INVESTMENT OPTIONS
     Participants may direct contributions in any of six investment options (four options represent collective investment funds managed by Columbia Trust Company).

         FIXED INCOME INVESTMENT FUND - a pooled investment fund which invests in a diversified portfolio of investment-grade fixed income securities.

         BALANCED INVESTMENT FUND - invests in the Fixed Income Investment Fund, the Common Stock Investment Fund, and the Cash Investment Fund (a pooled investment fund of money market instruments and/or money market funds with maturities of less than one year).

         BANK AND GOVERNMENT INVESTMENT FUND - a pooled investment fund which invests in bank investment contracts that are insured by the Federal Deposit Insurance Corporation, government money market funds and short-term direct obligations of the U.S. Government.

         COMMON STOCK INVESTMENT FUND - a pooled investment fund which invests principally in equities and equity equivalents (convertible preferred stock, convertible bonds, etc.).

         COLUMBIA SPECIAL FUND - a publicly-traded mutual fund which invests in securities considered more aggressive than the market as a whole.

         NORTHWEST NATURAL GAS COMPANY STOCK - Funds are invested in common stock of Northwest Natural Gas Company.

     VESTING
     All contributions to participant accounts are fully vested and nonforfeitable at all times.

     PARTICIPANT LOANS
     The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loan. Interest charged on the loans will equal the current U.S. National Bank of Oregon prime rate plus 1%.

     PAYMENT OF BENEFITS
     On termination of service due to death, disability or retirement, a participant may receive the value of his or her account as a lump-sum distribution.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements.

     BASIS OF ACCOUNTING
     The financial statements are prepared using the accrual basis of accounting.

     VALUATION OF INVESTMENTS
     Net asset values of the Columbia Trust Company collective investment funds and the Columbia Special Fund are determined by the trustee on a daily basis. Investments in the Company's common stock are valued at the closing price on the last day of the year as quoted on the Nasdaq National Market tier of the Nasdaq Stock Market.

     INVESTMENT TRANSACTIONS AND INVESTMENT INCOME
     Securities transactions are recorded on the date the securities are purchased or sold. Interest income is recorded as earned. The cost of securities sold is determined by the average cost method.

     PAYMENT OF BENEFITS
     Benefits are recorded when paid.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   TERMINATION PROVISIONS

     In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall remain fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.

4.   TRUSTEE FEES AND OTHER EXPENSES

     Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan. Trustee expenses and investment manager fees are paid by the Plan.

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Columbia Trust Company which is the trustee as defined by the Plan. There were purchases of Northwest Natural Gas Company stock during the years ended December 31, 1997 and 1996 of 77,421 shares for $1,929,143 and 56,244 shares for $1,608,418, respectively.

6.   FEDERAL INCOME TAX STATUS

     The Plan obtained its latest determination letter dated June 1, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

     During 1997 and 1996, the Plan's investments (including investments bought or sold, as well as held during the period) appreciated (depreciated) in value as follows:

                                                         1997           1996
                                                         ----           ----
        Columbia Trust Company Collective
         Investment Plan and Trust:
          Fixed Income Investment Fund               $    57,093    $   19,199
          Balanced Investment Fund                     2,133,390     1,260,173
          Bank and Government Investment Fund            190,473       169,806
          Common Stock Investment Fund                 4,460,162     2,774,640
        Columbia Special Fund                            129,126      (473,904)
        Northwest Natural Gas Company Common Stock     3,052,741       685,654
                                                     -----------    ----------
             Total                                   $10,022,985    $4,435,568
                                                     ===========    ==========

8.   FUND INFORMATION

     Net investment income, elective and rollover contributions, employer contributions, and withdrawals are as follows for the years ended
     December 31, 1997 and 1996:
                                                        1997            1996
                                                        ----            ----
        Net Investment Income:
          Cash Investment Fund                      $     1,585     $     1,381
          Fixed Income Investment Fund                   57,093          19,199
          Balanced Investment Fund                    2,133,390       1,260,173
          Bank and Government Investment Fund           190,473         169,806
          Common Stock Investment Fund                4,460,162       2,774,640
          Columbia Special Fund                         795,003         590,444
          Northwest Natural Gas Common Stock          3,548,084       1,096,511
          Participant loans                              33,993          29,100
                                                    -----------      ----------
             Total                                  $11,219,783      $5,941,254
                                                    ===========      ==========

        Elective and Rollover Contributions:
          Fixed Income Investment Fund              $    78,584      $   74,777
          Balanced Investment Fund                    1,110,725       1,192,003
          Bank and Government Investment Fund           210,419         205,812
          Common Stock Investment Fund                1,700,759       1,375,873
          Columbia Special Fund                       1,019,345         897,113
          Northwest Natural Gas Common Stock            838,817         967,790
                                                    -----------      ----------
             Total                                  $ 4,958,649      $4,713,368
                                                    ===========      ==========

        Employer Contributions:
          Fixed Income Investment Fund              $    19,601      $   17,952
          Balanced Investment Fund                      224,753         209,340
          Bank and Government Investment Fund            51,162          49,219
          Common Stock Investment Fund                  335,621         282,800
          Columbia Special Fund                         213,543         188,320
          Northwest Natural Gas Company
           Common Stock                                 189,858         172,952
                                                    -----------      ----------
             Total                                  $ 1,034,538      $  920,583
                                                    ===========      ==========

        Withdrawals:
          Fixed Income Investment Fund              $     5,264      $   49,322
          Balanced Investment Fund                      573,504         435,683
          Bank and Government Investment Fund            79,891         356,271
          Common Stock Investment Fund                  452,482         679,242
          Columbia Special Fund                         211,624         138,275
          Northwest Natural Gas Common Stock            314,274         425,593
          Participant loans                               5,913           4,857
                                                    -----------      ----------
             Total                                  $ 1,642,952      $2,089,243
                                                    ===========      ==========


9.   CONCENTRATION OF RISK

     The Plan's assets consist primarily of financial instruments including cash, the Company's common stock, mutual and collective funds, and participant loans. The financial instruments may subject the Plan to concentrations of risk, as the market value of securities is dependent on the ability of the issuer to honor its contractual commitments, and investments in common stock are subject to changes in market values of the stock.


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
SCHEDULE 1
LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
================================================================================


      Identity of issue, borrower,            Number                   Market
        lessor or similar party             of shares      Cost         value
------------------------------------------  ---------   -----------  -----------
*  Columbia Trust Company Collective
     Investment Plan and Trust:
       Cash Investment Fund                    28,491   $    40,068  $    40,068
       Fixed Income Investment Fund            97,808       526,774      629,066
       Balanced Investment Fund             1,367,339     8,684,052   14,638,317
       Bank and Government Investment Fund  2,286,533     2,853,113    3,509,759
       Common Stock Investment Fund         1,260,359    10,521,943   21,842,937

   Columbia Special Fund                      351,140     7,309,903    7,114,101

*  Northwest Natural Gas Company Common
     Stock                                    447,690     8,742,114   13,878,400
                                                        -----------   ----------
                                                         38,677,967   61,652,648
   Participant loans (interest rates
     from 7% - 10%, maturities from
     1/98 - 8/02)                                           452,510      452,510
                                                        -----------   ----------
   Total investments                                    $39,130,477   62,105,158
                                                        ===========   ==========



* Represents identification of known party in interest of the Plan.


NORTHWEST NATURAL GAS COMPANY
RETIREMENT K SAVINGS PLAN
SCHEDULE 2
LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES
FOR THE YEAR ENDED DECEMBER 31, 1997
================================================================================

                                                                                            Current
                                                                       Expenses             value of
                                                                       incurred             asset on
                                                                         with              transaction
                                         Purchase    Selling   Lease    trans-     Cost       date
      Identity of party involved           price      price    rental   action   of asset   involved    Net gain
---------------------------------------- ---------  ---------  -------  -------  --------- -----------  --------
Columbia Trust Company Collective
 Investment Plan and Trust
     Cash Investment Fund               $1,738,527  $1,710,978  $    -  $   -   $1,709,393  $1,710,978  $  1,585
     Fixed Income Investment Fund          165,422      39,272       -      -       33,686      39,272     5,586
     Balanced Investment Fund            1,735,934     902,977       -      -      554,685     902,977   348,292
     Bank and Government Investment Fund   702,686     309,444       -      -      254,872     309,444    54,572
     Common Stock Investment Fund        2,297,827   1,227,395       -      -      600,308   1,227,395   627,087
Columbia Special Fund                    1,938,123     864,904       -      -      829,031     864,904    35,873

Northwest Natural Gas Company
 Common Stock                            1,929,143     280,306       -      -      227,816     280,306    52,490


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Northwest Natural Gas Company Retirement K Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                            NORTHWEST NATURAL GAS COMPANY
                            RETIREMENT K SAVINGS PLAN

                            By       /s/ C. J. Rue
                            ------------------------------
                            C. J. Rue, Chairman,
                            Retirement K Savings Plan
                            Administrative Committee

Date:    June 5, 1998


                          NORTHWEST NATURAL GAS COMPANY

                                  EXHIBIT INDEX

                                       to
                           Annual Report on Form 11-K

                                 For Year Ended
                                December 31, 1997


                                                                    Exhibit
Document                                                             Number
---------                                                           -------

Consent of Independent Accountants                                     23